UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.     )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

PUBLIC JOINT STOCK COMPANY

“FIRST UKRAINIAN INTERNATIONAL BANK”

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable)))

Ukraine

(Jurisdiction of Subject Company’s Incorporation or Organization)

PUBLIC JOINT STOCK COMPANY

“FIRST UKRAINIAN INTERNATIONAL BANK”

(Name of Person(s) Furnishing Form)

U.S.$252,488,000 11 per cent. Loan Participation Notes due 2014

(Title of Class of Subject Securities)

ISIN:XS0287015787

Common Code: 028701578

(CUSIP Number of Class of Securities (if applicable))

PUBLIC JOINT STOCK COMPANY

“FIRST UKRAINIAN INTERNATIONAL BANK”

4 Andriyivska St., Kyiv, 04070, Ukraine

+38 044 231 7055

Serhiy Zubro

Copies to:

Sarah Murphy

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

Telephone: +44 207 936 4000

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

10/11/14

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

99.1	Consent Solicitation Memorandum dated 10/11/14.

Item 2.	Informational Legends

The required legends have been included in prominent portions of the Exhibit 99.1 referred to in Part 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

99.2	the Original Trust Deed dated 14 February 2007

99.3	the First Supplemental Trust Deed dated 21 May 2007

99.4	the Second Supplemental Trust Deed dated 21 December 2009

99.5	the Third Supplemental Trust Deed dated 11 November 2010

99.6	the Original Loan Agreement dated 8 February 2007

99.7	the First Supplemental Loan Agreement dated 16 May 2007

99.8	the Second Supplemental Loan Agreement dated 15 December 2009

99.9	the Third Supplemental Loan Agreement dated 8 November 2010

99.10	the Original Agency Agreement dated 14 February 2007

99.11	the First Supplemental Agency Agreement dated 21 May 2007

99.12	the final draft Fourth Supplemental Trust Deed

99.13	the final draft Fourth Supplemental Loan Agreement

99.14	the final draft Second Supplemental Agency Agreement

99.15	the final draft Deed of Release

99.16	the Notice of the Meeting

99.17	the 2012 and 2013 annual audited consolidated financial statements of FUIB, and the Q3 2014 interim consolidated financial statements of FUIB

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by PUBLIC JOINT STOCK COMPANY “FIRST UKRAINIAN INTERNATIONAL BANK” with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on 11 November 2014.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Igor Kozhevin
(Signature)

Igor Kozhevin Deputy Chairman of the Management Board, CFO
(Name and Title)

10/11/14
(Date)